1(650) 320-1884

robertclaassen@paulhastings.com

May 25, 2012	76553.00017

VIA EDGAR, UPS OVERNIGHT AND ELECTRONIC MAIL

Ms. Peggy Kim Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3628	Mr. Daniel F. Duchovny Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Vermillion, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on May 17, 2012
File No. 1-34810

Dear Ms. Kim and Mr. Duchovny:

On behalf of Vermillion, Inc. (the “Company”), reference is hereby made to the letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 22, 2012, to the Company with respect to the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed with the Commission via its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) on May 17, 2012 (“Amendment No. 2 to the Preliminary Proxy Statement”). The Company hereby responds to the Comment Letter as set forth below. This response letter is being transmitted for filing with the Commission via EDGAR on the date hereof. The Company intends to further amend its preliminary proxy statement (such amendment, “Amendment No. 3 to the Preliminary Proxy Statement”) to include additional disclosures as requested by the Staff pursuant to the proposals set forth in this response letter.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter. Text from the Comment Letter is incorporated herein for convenience in italics.

Schedule 14A

Proposal One: Election of Directors, page 7

1.	Please revise to briefly describe why the issuer believes that the reduction in the size of the board is authorized under Delaware law or the issuer’s governing documents. Please also disclose, here and on the proxy card, that the validity of the reduction in the number of board seats would ultimately be determined by a court of competent jurisdiction.

In response to the Staff’s comment, the Company proposes including in Amendment No. 3 to the Preliminary Proxy Statement additional information as requested, following the information contained on page 7 of Amendment No. 2 to the Preliminary Proxy Statement, as follows:

Paul Hastings LLP | 1117 S. California Avenue | Palo Alto. California 94304

t: +1.650.320.1800 | www.paulhastings.com

Securities and Exchange Commission

May 25, 2012

Following Ms. Page’s resignation from the Board on May 15, 2012, the Board elected to eliminate the vacant seat in an effort to streamline the organization of the Company and to extend its cash runway by amending our Third Amended and Restated Bylaws, as filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K on March 27, 2012 (our “Bylaws”). Our Board has the authority to amend our Bylaws under Article IX of the Bylaws and Article X of our Fourth Amended and Restated Certificate of Incorporation, as filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K on January 25, 2010 (our “Certificate of Incorporation”). Notwithstanding this, the Group has asserted in its Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A filed on May 23, 2012 that it “will consider litigation if necessary to reverse the [a]mendment.” While the Group certainly has the right to bring a lawsuit against the Company attempting to reverse the amendment, we believe that its chances of prevailing are remote, but ultimately any such determination would be made by a court of competent jurisdiction.

Pursuant to telephonic conversations with the Staff and in an effort to make the proxy card clear and understandable to all stockholders, in response to the Staff’s comment, the Company proposes not including additional information on the proxy card to be included with Amendment No. 3 to the Preliminary Proxy Statement.

2.	We note that Messrs. Bessenyei, Novak and Goggin are soliciting proxies to elect one director and in the event that the amendment to reduce the size of the board is reversed, they are seeking to elect two directors. Please revise to describe the treatment of the proxies submitted by Messrs. Besseneyi, Novak and Goggin and describe how the issuer will count these proxies.

In response to the Staff’s comment, the Company proposes including in Amendment No. 3 to the Preliminary Proxy Statement additional information as requested, following the information contained on page 7 of Amendment No. 2 to the Preliminary Proxy Statement, as follows:

We note that the Group will be soliciting proxies to elect one director, and in the event that the amendment to the Bylaws reducing the Board size is reversed, it is seeking to elect two directors. When a proxy card solicited by the Group is properly dated, executed and returned, that card will be voted at the Annual Meeting in accordance with the instructions of the stockholder set forth in the proxy.

The nominee receiving the highest number of affirmative votes of the outstanding shares of common stock, present or by proxy, will be elected as a director so long as a quorum is present. If the amendment to the Bylaws reducing the Board size is reversed, then the two nominees receiving the highest number of affirmative votes of the outstanding shares of common stock, present or by proxy, will be elected as directors so long as a quorum is present.

Securities and Exchange Commission

May 25, 2012

3.	Please revise, here and on the proxy card, to disclose the risk that if the amendment to reduce the size of the board is reversed, then shareholders who vote the issuer’s proxy card will be disenfranchised with respect to the second board seat.

In response to the Staff’s comment, the Company proposes including in Amendment No. 3 to the Preliminary Proxy Statement additional information as requested, following the information contained on page 7 of Amendment No. 2 to the Preliminary Proxy Statement, as follows:

In the unlikely event that the amendment to the Bylaws reducing the size of the Board is reversed and there were then to be an additional seat available to be filled on our Board at the Annual Meeting, we would anticipate sending to all stockholders an amended proxy statement and proxy card. If certain stockholders who returned the first proxy card do not return a second proxy card and do not otherwise revoke their proxies, then the stockholders would vote their shares via their first proxies for an additional nominee to be specified by the Board. The first proxies allow Gail S. Page and Eric J. Schoen to vote in her/his discretion upon such other business as may properly be presented to the Annual Meeting. Any additional nominee would be indentified and evaluated pursuant to the procedure set forth in the section titled “Nominating and Governance Committee—Process for Identifying and Evaluating Nominees” in this proxy statement.

If the amendment to the Bylaws reducing the size of the Board is reversed, the Company would expect to send to all stockholders an amended proxy statement and proxy card including all information required by Schedule 14A with respect to such nominee, including without limitation pursuant to Items 4(b), 5(b), 7 and 10 thereof (as applicable).

Pursuant to telephonic conversations with the Staff, in an effort to make the proxy card clear and understandable to all stockholders, and in light of the disclosure proposed to be added as set forth above and the disclosure currently set forth on the proxy card included with Amendment No. 2 to the Preliminary Proxy Statement1, in response to the Staff’s comment, the Company proposes not including additional information on the proxy card to be included with Amendment No. 3 to the Preliminary Proxy Statement.

Proposal Four: Approval of an Amendment and Restatement…, page 39

New Plan Benefits, page 44

4.	Please revise to include the tabular information required by Item 10(a)(2) of Schedule 14A. Please note that the instruction in Item 10(a)(2)(iii) discusses how to present the information if the benefits and amounts are not determinable.

[1]

Which includes that “The signatory hereby appoint(s) each of Gail S. Page and Eric J. Schoen, with full power of substitution, the lawful attorney and proxy of the signatory to vote…in her/his discretion, upon such other business as may properly be presented to the meeting…and at any adjournments or postponements thereof.”

Securities and Exchange Commission

May 25, 2012

In response to the Staff’s comment, the Company proposes including in Amendment No. 3 to the Preliminary Proxy Statement additional information as requested, under the section titled “New Plan Benefits” on page 45 of Amendment No. 2 to the Preliminary Proxy Statement, as set forth on Exhibit A hereto.

*            *             *            *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (650) 320-1800.

Sincerely yours,

/s/ Robert A. Claassen

Robert A. Claassen

of PAUL HASTINGS LLP

Enclosure

cc:	Eric J. Schoen, Chief Accounting Officer, Vermillion, Inc.

Exhibit A

New Plan Benefits

The Committee will grant awards under the amended and restated 2010 Plan at its discretion. Consequently, it is not possible to determine at this time the amount or dollar value of awards to be provided under the amended and restated 2010 Plan. In lieu of providing information regarding benefits that will be received under the amended and restated 2010 Plan, the following table provides information regarding benefits that were received under the 2010 Plan by the following persons and groups during the fiscal year ended December 31, 2011. The award amounts listed below do not purport to forecast or predict future award amounts under the amended and restated 2010 Plan to the listed persons or groups and are not indicative of awards that may be granted to such persons, groups, or positions under the amended and restated 2010 Plan in the event the shareholders approve it at the Annual Meeting.

Name and position	Dollar value ($)(1)	Number of shares underlying restricted stock units		Number of shares underlying options
Gail S. Page
President and Chief Executive Officer	$351,050	85,000		—
Sandra A. Gardiner
Vice President and Chief Financial Officer	99,120	24,000		—
Eric T. Fung, M.D., Ph.D.
Senior Vice President and Chief Science Officer	161,950	41,000		—
William Creech
Vice President of Sales and Marketing	82,600	20,000		—
Ashish Kohli
Vice President of Corporate Strategy	28,910	7,000		—
Executive Group(2)	723,630	177,000	(3)	—
Non-Executive Director Group(4)	373,301	97,295	(5)	—
Non-Executive Officer Employee Group(6)	305,405	—		191,930

(1)	The dollar values in this column present the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ 718 Compensation—Stock Compensation (“FASB ASC 718”). These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards (such as by vesting in a RSU award). For information on the valuation assumptions used in these computations, please refer to the section captioned “Stock-Based Compensation” in Note 1: Basis of Presentation and Summary of Significant Accounting and Reporting Policies and Note 13: Employee Benefit Plans in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 27, 2012.

A-1

(2)	Includes all executive officers of the Company during the fiscal year ended December 31, 2011, as follows: Gail S. Page, President and Chief Executive Officer (85,000 RSUs); Sandra A. Gardiner, Vice President and Chief Financial Officer (24,000 RSUs); Eric T. Fung, M.D., Ph.D., Senior Vice President and Chief Science Officer (41,000 RSUs); William Creech, Vice President of Sales and Marketing (20,000 RSUs); and Ashish Kohli, Vice President of Corporate Strategy (7,000 RSUs). As of the date of filing of this proxy statement: (a) Ms. Gardner, Mr. Fung and Mr. Kohli are no longer executive officers of the Company; (b) the Company has announced the mutually agreed termination without cause of Ms. Page as our President and Chief Executive Officer, effective September 3, 2012, or earlier upon our entering into an agreement with a successor Chief Executive Officer; and (c) Donald G. Munroe, Ph.D., Chief Scientific Officer and Vice President of Research and Development, and Eric J. Schoen, Chief Accounting Officer, are executive officers of the Company. During the fiscal year ended December 31, 2011, Dr. Munroe received 125,000 stock options under the 2010 Plan, and Mr. Schoen received 23,400 stock options under the 2010 Plan, all of which awards are included in the row captioned “Non-Executive Officer Employee Group”.
(3)	All such restricted stock granted to the executive group vests ratably on a quarterly basis over a three-year period beginning on the vesting commencement in March 2011. We distributed 42,250 of these shares of common stock to our officers during the fiscal year ended December 31, 2011.
(4)	Includes all current directors who are not executive officers, as follows: Carl Severinghaus (20,000 RSUs), John F. Hamilton (15,200 RSUs), James S. Burns (15,200 RSUs), William C. Wallen, Ph.D. (19,200 RSUs), Peter S. Roddy (18,200 RSUs) and Bruce A. Huebner (9,495 RSUs).
(5)	All such restricted stock granted to the non-executive director group vested as follows: 50% on June 1, 2011, and 25% on each of September 1, 2011 and December 1, 2011, except that 100% of the restricted stock granted to Mr. Huebner vested on December 1, 2011 due to the fact that he joined the Board in May 2011.
(6)	Includes all employees (including all officers who are not executive officers) of the Company during the fiscal year ended December 31, 2011. This includes, without limitation, the grants to Dr. Munroe and Mr. Schoen as set forth in note (2) above.

A-2